Shareholder Information Agreement

This Rule 22c-2 Information Sharing Agreement (the “22c2 Agreement”), is entered into by and between Annuity Investors Life Insurance Company (the “Financial Intermediary”) and Timothy Partners, Ltd. (the “Fund Agent”), distributor for the Timothy Plan family of funds (the “Funds”).

WHEREAS, the Fund Agent and the Financial Intermediary have entered into a Participation Agreement and related letter agreement (collectively the “Participation Agreement”), pursuant to which the Financial Intermediary has agreed to solicit orders for shares of the Funds and/or provide services with respect to the Funds; and

WHEREAS, Fund Agent and Financial Intermediary seek to enter into this 22c2 Agreement for the specific, limited purpose of complying with the requirements of SEC Rule 22c-2 of the Investment Company Act of 1940 (the “Act”);

NOW THEREFORE, in consideration of the mutual premises herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    Agreement to Provide Information. Financial Intermediary agrees to provide to the Fund Agent, upon written request, the taxpayer identification number (“TIN” or “ITIN” if an international investor) or government issued identifier (GII), if known, of any or all Shareholder(s) of the account or accounts and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account(s) (if known), and transaction type (purchase, redemption, transfer or exchange) of every purchase, redemption transfer, or exchange of Shares held through an account maintained by the Financial Intermediary during the period covered by the request. Requests shall set forth a specific period, generally not to exceed ninety (90) days prior to the date of the request, for which transaction information is sought. The Fund and/or its designee may request transaction information olde:r than ninety (90) days prior to the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund. ·

Financial Intermediary agrees to transmit the requested information that is on its books and records to the Fund Agent and/or its designee promptly and shall use its best efforts to provide such information within five (5) business days after receipt of a request. If the requested information is not on the Financial Intermediary’s books and records, Financial Intermediary agrees to use reasonable efforts to: (i) promptly obtain and transmit the requested information; (ii) obtain assurances from the accountholder that the requested information will be provided directly to the Fund; or (iii) if directed by the Fund Agent, immediately block further purchases of Shares from such accountholder. In such instance, Financial Intermediary agrees to inform the Fund Agent whether it plans to perform (i) or (ii), but in any event will perform (iii) upon instructions to do so from the Fund’s Agent.

Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund Agent should be consistent with the NSCC Standardized Data Reporting Format.

The Fund Agent agrees to reimburse the Financial Intermediary for reasonable costs associated with complying with requests mutually deemed to be extraordinary as compared with the normal requests set forth in this Section 1.

2.    Limitations on Use of Information. Fund and Fund Agent agree not to use the information received for marketing or any other similar purpose without the prior written consent of Financial Intermediary.

3.    Agreement to Restrict Trading. Financial Intermediary agrees to execute written instructions from the Fund Agent to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by Fund or Fund Agent as having engaged in transactions of the Fund’ s Shares (directly or indirectly through the Financial Intermediary’ s account) that violates policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

4.    Form of Instructions. Instructions must include the TIN, ITIN, or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

5.    Timing of Response. Financial Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary, or as otherwise agreed to by the parties.

6.    Confirmation of Financial Intermediary. Upon request by the Fund or Fund Agent, Financial Intermediary shall use its best efforts to provide a confirmation of execution of Fund Agent’s instructions within ten (10) business days after the instructions have been executed.

7.    Term. This 22c2 Agreement shall remain in effect until such time as the Participation Agreement has been terminated and is no longer in effect between the two parties.

8.    Definitions.

The term “Fund” includes the Fund’s transfer agent. The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Act.

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Act that are held by the Financial Intermediary.

The Term “Shareholder” means the holder of interests in a variable annuity contract issued by the Financial Intermediary.

9.    Effective Date. This 22c2 Agreement shall be effective as of April 16, 2007 or such other compliance date mandated by Rule 22c-2 under the Act.

IN WITNESS WHEREOF, the undersigned has caused this 22c2 Agreement to be executed as of the date first written below.

Timothy Partners, Ltd.		Annuity Investors Life Insurance Company

By:	/s/ Terry Covert	By:	/s/ John P. Gruber
Name:	Terry Covert	Name:	John P. Gruber
Title:	Gen. Counsel	Title:	Senior Vice President & General Counsel
Date:	April 23, 2007	Date:	April 18, 2007